UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Food Technology Service, Inc.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

344798202
(CUSIP Number)

Frank Kavanaugh
Managing Director
Fort Ashford Holdings, LLC
28730 Marguerite Parkway
Mission Viejo, CA 92692
949-333-3133
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1           Name of Reporting Persons:

Fort Ashford Holdings, LLC

2           Check the Appropriate Box if a Member of a Group (See Instructions)

a) ☐

b) ☐

3           SEC use only

4           Source of Funds (See Instructions)

OO

5           Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)  ☐

6           Citizenship Or Place Of Organization

California

7           Sole Voting Power

463,317

8           Shared Voting Power

0

9           Sole Dispositive Power

463,317

10           Shared Dispositive Power

0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

463,317

12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares  ☐

13           Percent of Class Represented by Amount in Row (11)

16.8% of the issued and outstanding common stock of the Issuer, based upon 2,756,458 shares of common stock issued and outstanding of the Issuer as reported on the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed November 15, 2010.

14           Type of Reporting Person (See Instructions)

PN

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value, of Food Technology Service, Inc (the “Issuer”), whose principal place of business is located at 502 Prairie Mine Road, Mulberry, FL 33860.

Item 2.  Identity & Background

(a)	This Schedule 13D is being filed by Fort Ashford Holdings, LLC.

(b)	The principal business address for Fort Ashford Holdings, LLC is 28730 Marguerite Parkway, Mission Viejo, CA 92692.

(c)	Fort Ashford Holdings, LLC is a private equity firm.

(d)	During the past five years, neither Fort Ashford Holdings, LLC nor any of its officers, have been convicted in any criminal proceeding.

(e)
During the past five years, Fort Ashford Holdings, LLC has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Perons are citizens of the United States of America.

Item 3.      Source and Amount of Funds and Other Consideration.

Fort Ashford Holdings, LLC used an aggregate of $1,667,941.20 to purchase the common stock reported as beneficially owned in Item 5.  No borrowed funds were used to purchase the shares.

Item 4.      Purpose of Transaction.

The Reporting Persons are engaged in the investment business. This purchase was made for investment purposes.

Item 5.      Interest in Securities of the Company.

(a)
Fort Ashford Holdings, LLC is the beneficial owner of 463,317 shares, or 16.8%, of the issued and outstanding common stock of the Issuer.  As of September 30, 2010, the number of shares issued and outstanding of the Issuer was 2,756,458 as reported on the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed November 15, 2010.

(b)
Fort Ashford Holdings, LLC has the sole power to vote and dispose of 463,317 shares of common stock of the Issuer. Mr. Frank Kavanaugh and Mr. Gordon McGilton are Managing Directors of Fort Ashford Holdings, LLC. Kavanaugh and McGilton share voting and dispository control over the shares of common stock held by Fort Ashford Holdings, LLC. Kavanaugh and McGilton disclaim beneficial ownership of such shares of common stock.

(c)	On February 25, 2011, Fort Ashford Holdings, LLC purchased 463,317 shares of the Issuer in a private transaction.

(d)	N/A

(e)	N/A

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the Securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2011
Date
/s/ Frank Kavanaugh
Signature